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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                               MAS Acquisition XV Corp.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                        None
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                                   (CUSIP Number)

                                     Aaron Tsai
                                1103 Landing Meadows Dr.
                               Henderson, Kentucky 42420
                                   (502) 826-6989
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   August 27, 1999
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


--------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13D

CUSIP No.  n/a                            Page   2  of     4   Pages
          ------------                         -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aaron Tsai
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 8,250,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              8,250,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,250,350
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     96.84%(1)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on July 31, 1999.

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ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by MAS Acquisition XV Corp., an Indiana corporation (the "Company"), whose principal executive offices are located at 1710 E. Division St., Evansville, IN 47711.

ITEM 2. Identity and Background.

        This statement is filed by Aaron Tsai, an individual residing at 1103 Landing Meadows Dr., Henderson, KY 42420. Mr. Tsai is Chairman, President, Chief Executive Officer and Treasurer of the Company. Mr. Tsai is an officer and director of MAS Financial Corp., MASF.net Inc., Aimex Camera Corp., Aimex Distributing Corp., Aimex Marketing Corp., American Multimedia, Inc., Aimex Imaging Corp., Hunan Restaurant of Indiana, Inc., Hunan Restaurant of Boonville, Inc., MAS Acquisition VIII Corp., MAS Acquisition IX Corp., MAS Acquisition X Corp., MAS Acquisition XI Corp., MAS Acquisition XII Corp., MAS Acquisition XIII Corp., MAS Acquisition XIV Corp., MAS Acquisition XVI Corp., MAS Acquisition XVII Corp., MAS Acquisition XVIII Corp., MAS Acquisition XIX Corp. and MAS Acquisition XX Corp.

        The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

        In October 1996, the Reporting Person used his own fund for the purchase of 8,500,000 shares of Common Stock valued at fair market value of $90, which was the actual cost of incorporating the Company. The shares were issued to the Reporting Person as reimbursement for the $90 incorporation fee paid by the Reporting Person.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for control and initial issuance of stock of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 8,250,350 shares of the Company's Common Stock, comprising approximately 96.84% of the shares outstanding. The percentage used herein is calculated based upon the 8,519,800 shares of Common Stock of the Company stated by the Company as issued and outstanding as of July 31,1999, as reported in the Company's 10-SB.
The Reporting Person has sole voting and dispositive powers with respect to 8,250,000 shares of Common Stock and no voting and no dispositive powers with respect to 350 shares of Common Stock owned by his brother. The Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.



                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1999
      ----------------------



                             /s/ Aaron Tsai
                             --------------------------------------
                             Aaron Tsai